Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name			Endeavour Silver Corp.
Reporting Year	From	2017-01-01	To:	2017-12-31	Date submitted	2018-05-30
Reporting Entity ESTMA Identification Number	E850912		[X] Original Submission
[ ] Amended Report
Other Subsidiaries Included
(optional field)
Not Consolidated

Not Substituted
Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Dan Dickson	Date	2018-05-30
Position Title	CFO

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	2017-01-01	To:	2017-12-31
Reporting Entity Name		Endeavour Silver Corp.		Currency of the Report	USD
Reporting Entity ESTMA		E850912
Identification Number
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Mexico	Federal Government of Mexico	National Water Commission			220,000					220,000	Water Permit Fees
Mexico	Federal Government of Mexico	National Forestry Commission			100,000					100,000	Land Use Change Fees
Mexico	Federal Government of Mexico	Secretariat of Environment and Natural Resources			70,000					70,000	Exploration and Environmental Permits
Mexico	Federal Government of Mexico	Secretariat of the Economy			1,050,000					1,050,000	Concession Fees
Mexico	Federal Government of Mexico	Secretariat of the Interior			10,000					10,000	Work Permit Fees
Mexico	Federal Government of Mexico	Secretariat of National Defense			10,000					10,000	Explosive Permit Fees
Mexico	Federal Government of Mexico	Treasury Federation			10,000					10,000	Custom Fees and Taxes
Mexico	Federal Government of Mexico	Ministry of Finance	6,820,000							6,820,000	Income Taxes
Mexico	Federal Government of Mexico	Ministry of Finance	2,010,000							2,010,000	Special Mining Duties
Mexico	Federal Government of Mexico	Ministry of Finance		740,000						740,000	Extraordinary Mining Duties
TOTAL			8,830,000	740,000	1,470,000	-	-	-	-	11,040,000
Notes:
1) All amounts have been reported in United States dollars ("USD"). Amounts paid in currencies other than USD have been translated at the weighted average of the exchange rates during the reporting period (MXN/USD exchange rate of 0.0530)
2) All amounts have been rounded to the nearest US$10,000

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	2017-01-01	To:	2017-12-31
Reporting Entity Name			Endeavour Silver Corp.	Currency of the Report	USD
Reporting Entity ESTMA			E850912
Identification Number
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Mexico	El Cubo Mine	340,000	270,000	220,000					830,000
Mexico	Bolanitos Mine	6,810,000	260,000	180,000					7,250,000
Mexico	Guanacevi Mine	1,010,000	200,000	70,000					1,280,000
Mexico	El Compas Project			50,000					50,000
Mexico	Guadalupe Project			490,000					490,000
Mexico	Exploration Projects	670,000	10,000	460,000					1,140,000
TOTAL		8,830,000	740,000	1,470,000	-	-	-	-	11,040,000
Notes:

1) All amounts have been reported in United States dollars ("USD"). Amounts paid in currencies other than USD have been translated at the weighted average of the exchange rates during the reporting period (MXN/USD exchange rate of 0.0530)

2) All amounts have been rounded to the nearest US$10,000